Mail Stop 3720

April 26, 2007

Mr. Ricardo Knoepfelmacher
Chief Executive Officer
Brasil Telecom Participações S.A.
SIA/Sul, ASP, Lote D, Bloco B
71215-000 - Setor de Indústria, Brasília, DF, Brazil

      Re: **Brasil Telecom Participações S.A.**
                Form 20-F for Fiscal Year Ended December 31, 2005
                Filed June 30, 2006
                File No. 1-14477

Dear Mr. Knoepfelmacher:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director